April 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Cecilia Blye, Office of Global Security Risk

Cc:	Pradip Bhaumik

Re:	Baxter International Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 23, 2017

File No. 001-04448

Dear Ms. Blye:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), received by letter dated March 31, 2017 (the “March 2017 Letter”) relating to the Form 10-K of Baxter International Inc. (“we”, “us”, “our” or the “Company”) for the fiscal year ended December 31, 2016. The March 2017 Letter is a follow up to a letter we received from the SEC in October 2014 (the “October 2014 Letter”), regarding our contacts with Syria and Sudan. We previously responded to the October 2014 Letter on November 25, 2014 (which response is publicly available on EDGAR) and are in the process of responding to the March 2017 Letter.

We are now writing to request an extension to Friday, April 28, 2017 for our response to the March 2017 Letter. We are requesting this extension so that we may have adequate time to compile the underlying data and to finalize our response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (224) 948-3086. Thank you in advance for your assistance.

Very truly yours,

/s/ Ellen K. McIntosh
Ellen K. McIntosh
Corporate Vice President, Associate General Counsel and Corporate Secretary
Baxter International Inc.